    As filed with the Securities and Exchange Commission on February 29, 2000.
                                                             File No. 333-91927
                                                                       811-4972
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                    FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933                [X]

         Pre-Effective Amendment No. __3__                             [X]
         Post-Effective Amendment No. ____                             [ ]

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940


    Amendment No.  27                                                  [X]
                  -----

                         HARTFORD LIFE INSURANCE COMPANY
                             SEPARATE ACCOUNT SEVEN
                           (Exact Name of Registrant)

                         HARTFORD LIFE INSURANCE COMPANY
                               (Name of Depositor)
                                  P.O. Box 2999
                             Hartford, CT 06104-2999
                   (Address of Depositor's Principal Offices)

                                 (860) 843-6733
               (Depositor's Telephone Number, Including Area Code)

                               Marianne O'Doherty
                         Hartford Life Insurance Company
                                  P.O. Box 2999
                             Hartford, CT 06104-2999
                     (Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the registration statement.

                              CROSS REFERENCE SHEET
                             PURSUANT TO RULE 495(A)
           N-4 ITEM NO.                         PROSPECTUS HEADING
           --------------------------------------------------------------------
     1.    Cover Page                           Hartford Life Insurance Company -
                                                Separate Account Seven

     2.    Definitions                          Definitions

     3.    Synopsis or Highlights               Highlights

     4.    Condensed Financial                  Yield Information
           Information

     5.    General Description of               Hartford Life Insurance Company, The Separate
           Registrant                           Account, and The Funds

     6.    Deductions                           Contract Charges

     7.    General Description of               The Contract
           Annuity Contracts

     8.    Annuity Period                       Annuity Payouts

     9.    Death Benefit                        Death Benefits

     10.   Purchases and Contract Value         The Contract, and
                                                Contract Value

     11.   Redemptions                          Surrenders

     12.   Taxes                                Federal Tax Considerations

     13.   Legal Proceedings                    Legal Matters and Experts

     14.   Table of Contents of the             Table of Contents to
           Statement of Additional              Statement of Additional
           Information                          Information

     15.   Cover Page                           Part B; Statement of Additional
                                                Information

     16.   Table of Contents                    Table of Contents

     17.   General Information and History      Summary

     18.   Services                             None

     19.   Purchase of Securities               Distribution of Contracts
           being Offered

     20.   Underwriters                         Distribution of Contracts

     21.   Calculation of Performance Data      Calculation of Yield and Return

     22.   Annuity Payments                     Settlement Provisions

     23.   Financial Statements                 Financial Statements

     24.   Financial Statements and             Financial Statements and
           Exhibits                             Exhibits

     25.   Directors and Officers of the        Directors and Officers of the
           Depositor                            Depositor

     26.   Persons Controlled by or Under       Persons Controlled by or Under
           Common Control with the              Common Control with the Depositor
           Depositor or Registrant              or Registrant

     27.   Number of Contract Owners            Number of Contract Owners

     28.   Indemnification                      Indemnification

     29.   Principal Underwriters               Principal Underwriters

     30.   Location of Accounts and             Location of Accounts and Records
           Records

     31.   Management Services                  Management Services

     32.   Undertakings                         Undertakings

                                     PART A

                                  Parts A and B

The Prospectus and Statement of Additional Information are incorporated in Parts A and B, respectively, of this Pre-Effective Amendment No. 3, by reference to Pre-Effective Amendment No. 2 to the Registration Statement on Form N-4 (File No. 333-91927), as filed on February 22, 2000.

                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME



                                                                             THIRD QUARTER               NINE MONTHS
                                                                             ENDED                       ENDED
                                                                          SEPTEMBER 30,               SEPTEMBER 30,
                                                                       ---------------------------------------------
   (IN MILLIONS) (UNAUDITED)                                               1999      1998           1999       1998
   -----------------------------------------------------------------------------------------------------------------
   REVENUES
   Premiums and other considerations                                     $  513     $  484       $  1,517   $  1,430
   Net investment income                                                    333        339          1,019      1,035
   Net realized capital gains (losses)                                        -          3              1         (3)
   -----------------------------------------------------------------------------------------------------------------
          TOTAL REVENUES                                                    846        826          2,537      2,462
          ----------------------------------------------------------------------------------------------------------


   BENEFITS, CLAIMS AND EXPENSES
   Benefits, claims and claim adjustment expenses                           379        353          1,195      1,100
   Amortization of deferred policy acquisition costs                        141        119            396        328
   Dividends to policyholders                                                70         61             97        177
   Other expenses                                                           105        155            432        461
   -----------------------------------------------------------------------------------------------------------------
          TOTAL BENEFITS, CLAIMS AND EXPENSES                               695        688          2,120      2,066
          ----------------------------------------------------------------------------------------------------------


          INCOME BEFORE INCOME TAX EXPENSE                                  151        138            417        396
   Income tax expense                                                        51         49            144        139
   -----------------------------------------------------------------------------------------------------------------

          NET INCOME                                                     $  100      $  89        $   273    $   257
   -----------------------------------------------------------------------------------------------------------------










                 SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS


                                                                                            SEPTEMBER 30,   DECEMBER 31,
(IN MILLIONS, EXCEPT FOR SHARE DATA)                                                            1999            1998
-----------------------------------------------------------------------------------------------------------------------
                                                                                            (Unaudited)
ASSETS
   INVESTMENTS
   Fixed maturities, available for sale, at fair value (amortized cost of
    $14,175 and $14,505)                                                                     $  13,902      $  14,818
   Equity securities, at fair value                                                                 50             31
   Policy loans, at outstanding balance                                                          4,283          6,684
   Other investments                                                                               352            264
----------------------------------------------------------------------------------------------------------------------
      Total investments                                                                         18,587         21,797
   Cash                                                                                             35             17
   Premiums receivable and agents' balances                                                         32             17
   Reinsurance recoverables                                                                      1,096          1,257
   Deferred policy acquisition costs                                                             4,012          3,754
   Deferred income tax                                                                             490            464
   Other assets                                                                                    704            695
   Separate account assets                                                                      97,030         90,262
----------------------------------------------------------------------------------------------------------------------
        TOTAL ASSETS                                                                         $ 121,986      $ 118,263
        --------------------------------------------------------------------------------------------------------------

LIABILITIES
   Future policy benefits                                                                    $   4,033      $   3,595
   Other policyholder funds                                                                     16,453         19,615
   Other liabilities                                                                             1,853          2,094
   Separate account liabilities                                                                 97,030         90,262
----------------------------------------------------------------------------------------------------------------------
        TOTAL LIABILITIES                                                                      119,369        115,566
        --------------------------------------------------------------------------------------------------------------


STOCKHOLDER'S EQUITY
   Common stock - 1,000 shares authorized, issued and outstanding,
        par value $5,690                                                                             6              6
   Capital surplus                                                                               1,045          1,045
   Accumulated other comprehensive income (loss)
           Net unrealized capital (losses) gains on securities, net of tax                        (169)           184
                                                                                            --------------------------

       Total accumulated other comprehensive income (loss)                                        (169)           184
                                                                                            --------------------------
   Retained earnings                                                                             1,735          1,462
----------------------------------------------------------------------------------------------------------------------
        TOTAL STOCKHOLDER'S EQUITY                                                               2,617          2,697
        --------------------------------------------------------------------------------------------------------------
             TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY                                      $ 121,986      $ 118,263
             ---------------------------------------------------------------------------------------------------------









                 SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY


NINE MONTHS ENDED SEPTEMBER 30, 1999

                                                                                   ACCUMULATED OTHER
                                                                                     COMPREHENSIVE
                                                                                     INCOME (LOSS)
                                                                                 ----------------------
                                                                                          NET
                                                                                   UNREALIZED CAPITAL
                                                                                   GAINS (LOSSES) ON                     TOTAL
                                                        COMMON         CAPITAL     SECURITIES, NET OF     RETAINED    STOCKHOLDER'S
  (IN MILLIONS) (UNAUDITED)                              STOCK         SURPLUS            TAX             EARNINGS       EQUITY
-----------------------------------------------------------------------------------------------------------------------------------
  Balance, December 31, 1998                           $   6          $  1,045         $  184             $  1,462       $  2,697
  COMPREHENSIVE INCOME
  Net income                                                                                                   273            273
                                                                                                                       ------------
  Other comprehensive income (loss), net of  tax (1)
    Net unrealized capital losses on securities (2)                                      (353)                              (353)
                                                                                                                       ------------
  Total other comprehensive income (loss)                                                                                   (353)
                                                                                                                       ------------
    TOTAL COMPREHENSIVE INCOME                                                                                               (80)
-----------------------------------------------------------------------------------------------------------------------------------
     BALANCE, SEPTEMBER 30, 1999                        $   6         $  1,045         $ (169)            $  1,735       $  2,617
-----------------------------------------------------------------------------------------------------------------------------------

NINE MONTHS ENDED SEPTEMBER 30, 1998
                                                                                   ACCUMULATED OTHER
                                                                                  COMPREHENSIVE INCOME
                                                                                 ----------------------
                                                                                           NET
                                                                                    UNREALIZED CAPITAL                   TOTAL
                                                        COMMON          CAPITAL    GAINS ON SECURITIES,   RETAINED    STOCKHOLDER'S
(IN MILLIONS) (UNAUDITED)                                STOCK          SURPLUS         NET OF TAX        EARNINGS       EQUITY
-----------------------------------------------------------------------------------------------------------------------------------
  Balance, December 31, 1997                            $   6         $   1,045        $  179            $  1,113        $  2,343
  COMPREHENSIVE INCOME
  Net income                                                                                                   257            257
                                                                                                                       ------------
  Other comprehensive income, net of tax (1)
    Net unrealized capital gains on securities (2)                                        112                                 112
                                                                                                                       ------------
  Total other comprehensive income                                                                                            112
                                                                                                                       ------------
    TOTAL COMPREHENSIVE INCOME                                                                                                369
-----------------------------------------------------------------------------------------------------------------------------------
     BALANCE, SEPTEMBER 30, 1998                        $   6         $   1,045        $  291            $  1,370     $    2,712
-----------------------------------------------------------------------------------------------------------------------------------

(1) NET UNREALIZED CAPITAL GAINS (LOSSES) ON SECURITIES IS REFLECTED NET OF TAX (BENEFIT) PROVISION OF $(190) AND $60 FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998, RESPECTIVELY.

(2) THERE WERE RECLASSIFICATION ADJUSTMENTS FOR AFTER-TAX GAINS (LOSSES) REALIZED IN NET INCOME OF $1 AND $(2) FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998, RESPECTIVELY.
















                 SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.
                                      F-3

                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                       NINE MONTHS ENDED
                                                                                                         SEPTEMBER 30,
                                                                                                 -----------------------------
(IN MILLIONS) (UNAUDITED)                                                                             1999            1998
------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
   Net income                                                                                    $    273         $    257
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES
   Depreciation and amortization                                                                       (8)             (15)
   Net realized capital (gains) losses                                                                 (1)               3
   Increase in premiums receivable and agents' balances                                               (15)              (4)
   (Decrease) increase in other liabilities                                                           (81)               8
   Change in receivables, payables and accruals                                                       126               (8)
   Decrease in accrued tax                                                                           (200)             (55)
   Decrease (increase) in deferred income tax                                                         164              (90)
   Increase in deferred policy acquisition costs                                                     (258)            (359)
   Increase in future policy benefits                                                                 438              282
   (Increase) decrease in reinsurance recoverables and other assets                                  (262)             104
------------------------------------------------------------------------------------------------------------------------------
      NET CASH PROVIDED BY OPERATING ACTIVITIES                                                       176              123
------------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
   Purchases of investments                                                                        (5,132)          (4,619)
   Sales of investments                                                                             6,434            3,340
   Maturities and principal paydowns of fixed maturity investments                                  1,338            1,387
------------------------------------------------------------------------------------------------------------------------------
      NET CASH PROVIDED BY INVESTING ACTIVITIES                                                     2,640              108
------------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
   Net disbursements for investment and universal life-type
      contracts charged against  policyholder accounts                                             (2,798)            (199)
------------------------------------------------------------------------------------------------------------------------------
      NET CASH USED FOR FINANCING ACTIVITIES                                                       (2,798)            (199)
------------------------------------------------------------------------------------------------------------------------------

   Net increase in cash                                                                                18               32
   Cash - beginning of period                                                                          17               54
------------------------------------------------------------------------------------------------------------------------------
      CASH - END OF PERIOD                                                                       $     35         $     86
------------------------------------------------------------------------------------------------------------------------------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
NET CASH PAID DURING THE PERIOD FOR
Income taxes                                                                                     $    111         $   241











                 SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   (DOLLAR AMOUNTS IN MILLIONS EXCEPT FOR SHARE DATA UNLESS OTHERWISE STATED)
                                   (UNAUDITED)

NOTE 1.  SIGNIFICANT ACCOUNTING POLICIES

(A)      BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements of Hartford Life Insurance Company and subsidiaries ("Hartford Life Insurance Company" or the "Company") have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and note disclosures which are normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to those rules and regulations, although the Company believes that the disclosures made are adequate to make the information presented not misleading. In the opinion of management, these statements include all adjustments which were normal recurring adjustments necessary to present fairly the financial position, results of operations and cash flows for the periods presented. For a description of significant accounting policies, see Note 2 of Notes to Consolidated Financial Statements in Hartford Life Insurance Company's 1998 Form 10-K Annual Report.

Certain reclassifications have been made to prior year financial information to conform to the current year classification of transactions and accounts.

(B)  CHANGES IN ACCOUNTING PRINCIPLES

In June 1999, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133". This statement amends SFAS No. 133 to defer its effective date for one year, to fiscal years beginning after June 15, 2000. Initial application for Hartford Life Insurance Company will begin for the first quarter 2001.

Effective January 1, 1999, Hartford Life Insurance Company adopted Statement of Position (SOP) No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". This SOP provides guidance on accounting for costs of internal use software and in determining whether software is for internal use. The SOP defines internal use software as software that is acquired, internally developed, or modified solely to meet internal needs and identifies stages of software development and accounting for the related costs incurred during the stages. Adoption of this SOP did not have a material impact on the Company's financial condition or results of operations.

Effective January 1, 1999, Hartford Life Insurance Company adopted SOP No. 97-3, "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments". This SOP addresses accounting by insurance and other enterprises for assessments related to insurance activities, including recognition, measurement and disclosure of guaranty fund or other assessments. Adoption of this SOP did not have a material impact on the Company's financial condition or results of operations.

2.  SEGMENT INFORMATION

Hartford Life Insurance Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", during the fourth quarter of 1998. This statement replaces SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise", and establishes new standards for reporting information about operating segments in annual financial statements and in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. This statement requires that the reportable operating segments be based on the Company's internal operations. On this basis, Hartford Life Insurance Company's segments represent strategic operations which offer different products and services as well as serve different markets.

Hartford Life Insurance Company is organized into three reportable operating segments: Investment Products, Individual Life and Corporate Owned Life Insurance (COLI). Investment Products offers individual variable annuities, fixed market value adjusted (MVA) annuities and fixed and variable immediate annuities, deferred compensation and retirement plan services, structured settlement contracts and other special purpose annuity contracts. Individual Life sells a variety of life insurance products, including variable life, universal life, interest-sensitive whole life and term life insurance. COLI primarily offers variable products used by employers to fund non-qualified benefits or other post-employment benefit obligations as well as leveraged COLI. The Company includes in "Other" corporate items not directly allocable to any of its reportable operating segments as well as certain employee benefit products including group life and disability insurance that is directly written by the Company and is substantially ceded to its parent, Hartford Life and Accident Insurance Company.

The accounting policies of the reportable operating segments are the same as those described in the summary of significant accounting policies in Note 2 of Notes to Consolidated Financial Statements in Hartford Life Insurance Company's 1998 Form 10-K Annual Report. Hartford Life Insurance Company evaluates performance of its segments based on revenues, net income and the segment's return on allocated capital. The Company charges direct operating expenses to the appropriate segment and allocates the majority of indirect expenses to the segments based on an intercompany expense arrangement. Intersegment revenues are not significant and primarily occur between corporate and the operating segments. These amounts include interest income on allocated surplus and the allocation of net realized capital gains and losses through net investment income utilizing the duration of the segment's investment portfolios. The following tables present summarized financial information concerning the Company's segments.


                                                          Investment      Individual
SEPTEMBER 30, 1999                                         Products          Life            COLI          Other        Total
------------------------------------------------------------------------------------------------------------------------------------
THIRD QUARTER ENDED
Total revenues                                            $    468          $   148         $   220         $   10      $    846
Net income                                                      69               19               7              5           100
------------------------------------------------------------------------------------------------------------------------------------

NINE MONTHS ENDED
Total revenues                                            $  1,403          $   421         $   659         $   54      $  2,537
Net income (loss)                                              228               51              20            (26)          273
------------------------------------------------------------------------------------------------------------------------------------


                                                          Investment      Individual
SEPTEMBER 30, 1998                                         Products          Life            COLI          Other        Total
------------------------------------------------------------------------------------------------------------------------------------
THIRD QUARTER ENDED
Total revenues                                            $    445          $   137         $   219         $   25      $   826
Net income                                                      67               16               6              -           89
------------------------------------------------------------------------------------------------------------------------------------

NINE MONTHS ENDED
Total revenues                                           $   1,333          $   401         $   691         $   37      $  2,462
Net income (loss)                                              197               44              18             (2)          257
------------------------------------------------------------------------------------------------------------------------------------


3.  COMMITMENTS AND CONTINGENT LIABILITIES

LITIGATION

Hartford Life Insurance Company is involved in pending and threatened litigation in the normal course of its business in which claims for monetary and punitive damages have been asserted. Although there can be no assurances, at the present time the Company does not anticipate that the ultimate liability arising from such pending or threatened litigation, after consideration of provisions made for potential losses and costs of defense, will have a material adverse effect on the financial condition or operating results of the Company.

(b) INVESTMENTS

In October 1998, the Company became aware of allegations of improper activities at Commercial Financial Services Inc. ("CFS"), a securitizer and servicer of asset backed securities, and on December 11, 1998, CFS filed for protection under Chapter 11 of the Bankruptcy Code. As a result, the Company recognized $25, after-tax, writedown related to the asset backed securities during the fourth quarter of 1998. In June 1999, CFS ceased operations at which time the Company recognized an additional $28, after-tax, writedown. In August 1999, the Company sold all of its CFS holdings at a nominal gain, recovering its June 30, 1999 amortized cost of $23.

(c) TAX MATTERS

Hartford Life Insurance Company's federal income tax returns are routinely audited by the Internal Revenue Service. Management believes that adequate provision has been made in the financial statements for items that may result from tax examinations and other tax related matters.

                                     PART C

                                OTHER INFORMATION

Item 24.  Financial Statements and Exhibits

      (a)  All financial statements are incorporated by reference.(1)

      (b) (1) Resolution of the Board of Directors of Hartford Life Insurance Company ("Hartford") authorizing the establishment of the Separate Account.(2)

           (2)  Not applicable.

           (3)  (a)   Principal Underwriter Agreement.(3)

           (3)  (b)   Form of Dealer Agreement.(3)

           (4)  Form of Individual Flexible Premium Variable Annuity
                Contract.(5)

           (5)  Form of Application.(1)

           (6)  (a)   Articles of Incorporation of Hartford.(4)

           (6)  (b)   Bylaws of Hartford.(2)

           (7)  Not applicable.

           (8)  Not applicable.

           (9) Opinion and Consent of Lynda Godkin, Senior Vice President, General Counsel, and Corporate Secretary.

           (10) Consent of Arthur Andersen LLP, Independent Public Accountants.

---------------------------------

(1) Incorporated by reference to Pre-Effective Amendment No. 2, to the Registration Statement File No. 333-91927, dated February 22, 2000.

(2) Incorporated by reference to Post-Effective Amendment No. 2, to the Registration Statement File No. 33-73570, dated May 1, 1995.

(3) Incorporated by reference to Post Effective Amendment No. 3, to the Registration Statement File No. 33-73570, dated April 29, 1996.

(4) Incorporated by reference to Post Effective Amendment No. 19, to the Registration Statement File No. 33-73570, filed on April 14, 1997.

(5) Incorporated by reference to Pre-Effective Amendment No. 1 to the Registration Statement, File No. 333-91927, filed on December 3, 1999.

           (11) No financial statements are omitted.

           (12) Not applicable.

           (13) Not applicable.

           (14) Not applicable.

           (15) Copy of Power of Attorney.(1)

           (16) Organizational Chart.(1)

Item 25.     Directors and Officers of the Depositor

-------------------------------------------- -------------------------------------------------------------------------
NAME                                         POSITION WITH HARTFORD
-------------------------------------------- -------------------------------------------------------------------------
David A. Carlson                             Vice President
-------------------------------------------- -------------------------------------------------------------------------
Peter W. Cummins                             Senior Vice President
-------------------------------------------- -------------------------------------------------------------------------
Bruce W. Ferris                              Vice President
-------------------------------------------- -------------------------------------------------------------------------
Timothy M. Fitch                             Vice President
-------------------------------------------- -------------------------------------------------------------------------
Mary Jane B. Fortin                          Vice President & Chief Accounting Officer
-------------------------------------------- -------------------------------------------------------------------------
David T. Foy                                 Senior Vice President, Chief Financial Officer & Treasurer, Director*
-------------------------------------------- -------------------------------------------------------------------------
Lynda Godkin                                 Senior Vice President, General Counsel and Corporate Secretary,
                                             Director*
-------------------------------------------- -------------------------------------------------------------------------
Lois W. Grady                                Senior Vice President
-------------------------------------------- -------------------------------------------------------------------------
Stephen T. Joyce                             Senior Vice President
-------------------------------------------- -------------------------------------------------------------------------
Michael D. Keeler                            Vice President
-------------------------------------------- -------------------------------------------------------------------------
Robert A. Kerzner                            Senior Vice President
-------------------------------------------- -------------------------------------------------------------------------
Thomas M. Marra                              Executive Vice President, Director*
-------------------------------------------- -------------------------------------------------------------------------
Craig R. Raymond                             Senior Vice President and Chief Actuary
-------------------------------------------- -------------------------------------------------------------------------
Donald A. Salama                             Vice President
-------------------------------------------- -------------------------------------------------------------------------
Lowndes A. Smith                             President and Chief Executive Officer, Director*
-------------------------------------------- -------------------------------------------------------------------------
David M. Znamierowski                        Senior Vice President and Chief Investment Officer, Director*
-------------------------------------------- -------------------------------------------------------------------------

Unless otherwise indicated, the principal business address of each of the above individuals is P.O. Box 2999, Hartford, CT 06104-2999.

*Denotes Board of Directors.

Item 26. Persons Controlled By or Under Common Control with the Depositor or Registrant

         Filed herewith as Exhibit 16.

Item 27. Number of Contract Owners

         As of December 31, 1999, there were 1053 Contract Owners.

Item 28. Indemnification

         Under Section 33-772 of the Connecticut General Statutes, unless limited by its certificate of incorporation, the Registrant must indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he is or was a director of the corporation against reasonable expenses incurred by him in connection with the proceeding.

         The Registrant may indemnify an individual made a party to a proceeding because he is or was a director against liability incurred in the proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Registrant, and, with respect to any criminal proceeding, had no reason to believe his conduct was unlawful.
         Conn. Gen. Stat. Section 33-771(a). Additionally, pursuant to Conn. Gen. Stat. Section 33-776, the Registrant may indemnify officers and employees or agents for liability incurred and for any expenses to which they becomes subject by reason of being or having been an employees or officers of the Registrant. Connecticut law does not prescribe standards for the indemnification of officers, employees and agents and expressly states that their indemnification may be broader than the right of indemnification granted to directors.

         The foregoing statements are specifically made subject to the detailed provisions of Section 33-770 et seq.

         Notwithstanding the fact that Connecticut law obligates the Registrant to indemnify only a director that was successful on the merits in a suit, under Article VIII, Section 1 of the Registrant's bylaws, the Registrant must indemnify both directors and officers of the Registrant for (1) any claims and liabilities to which they become subject by reason of being or having been a directors or officers of the company and legal and (2) other expenses incurred in defending against such claims, in each case, to the extent such is consistent with statutory provisions.

         Additionally, the directors and officers of Hartford and Hartford Securities Distribution Company, Inc. ("HSD") are covered under a directors and officers liability insurance policy issued to The Hartford Financial Services Group, Inc. and its subsidiaries. Such policy will reimburse the Registrant for any payments that it shall make to directors and officers pursuant to law and will, subject to certain exclusions contained in the policy, further pay any other costs, charges and expenses and settlements and judgments arising from any proceeding involving any director or officer of the Registrant in his past or present capacity as such, and for which he may be liable, except as to any liabilities arising from acts that are deemed to be uninsurable.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29. Principal Underwriters

         (a) HSD acts as principal underwriter for the following investment companies:

         Hartford Life Insurance Company - Separate Account One Hartford Life Insurance Company - Separate Account Two Hartford Life Insurance Company - Separate Account Two (DC Variable Account I)
         Hartford Life Insurance Company - Separate Account Two (DC Variable Account II)
         Hartford Life Insurance Company - Separate Account Two (QP Variable Account)
         Hartford Life Insurance Company - Separate Account Two (Variable Account "A")
         Hartford Life Insurance Company - Separate Account Two (NQ Variable Account)
         Hartford Life Insurance Company - Putnam Capital Manager Trust Separate Account
         Hartford Life Insurance Company - Separate Account Three Hartford Life Insurance Company - Separate Account Five

         Hartford Life Insurance Company - Separate Account Seven
         Hartford Life and Annuity Insurance Company - Separate
         Account One
         Hartford Life and Annuity Insurance Company - Putnam Capital
         Manager Trust Separate Account Two
         Hartford Life and Annuity Insurance Company - Separate Account Three Hartford Life and Annuity Insurance Company - Separate Account Five Hartford Life and Annuity Insurance Company - Separate Account Six Hartford Life and Annuity Insurance Company - Separate Account Seven Hart Life Insurance Company - Separate Account One
         Hart Life Insurance Company - Separate Account Two
         American Maturity Life Insurance Company - Separate Account AMLVA Servus Life Insurance Company - Separate Account One
         Servus Life Insurance Company - Separate Account Two

         (b)  Directors and Officers of HSD

          Name and Principal         Positions and Offices
           Business Address            With  Underwriter
          ------------------         ---------------------
         David A. Carlson       Vice President
         Peter W. Cummins       Senior Vice President
         David T. Foy           Treasurer
         Lynda Godkin           Senior Vice President, General Counsel and
                                Corporate Secretary
         George R. Jay          Controller
         Robert A. Kerzner      Executive Vice President
         Thomas M. Marra        Executive Vice President, Director
         Paul E. Olson          Supervising Registered Principal
         Lowndes A. Smith       President and Chief Executive Officer, Director

              Unless otherwise indicated, the principal business address of each of the above individuals is P.O. Box 2999, Hartford, CT 06104-2999.

Item 30. Location of Accounts and Records

         All of the accounts, books, records or other documents required to be kept by Section 31(a) of the Investment Company Act of 1940 and rules thereunder, are maintained by Hartford at 200 Hopmeadow Street, Simsbury, Connecticut 06089.

Item 31. Management Services

         All management contracts are discussed in Part A and Part B of this Registration Statement.

Item 32. Undertakings

         (a) The Registrant hereby undertakes to file a post-effective amendment to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old so long as payments under the variable annuity Contracts may be accepted.

         (b) The Registrant hereby undertakes to include either (1) as part of any application to purchase a Contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

         (c) The Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

         (d) Hartford hereby represents that the aggregate fees and charges under the Contract are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Hartford.

The Registrant is relying on the no-action letter issued by the Division of Investment Management to American Counsel of Life Insurance, Ref. No. IP-6-88, November 28, 1988. The Registrant has complied with conditions one through four of the no-action letter.

                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the Town of Simsbury, and State of Connecticut on this 29th day of February, 2000.

HARTFORD LIFE INSURANCE COMPANY -
SEPARATE ACCOUNT SEVEN
      (Registrant)

By:  Thomas M. Marra                               *By:  /s/ Marianne O'Doherty
     ------------------------------------------          ----------------------
     Thomas M. Marra, Executive Vice President*          Marianne O'Doherty
                                                         Attorney-in-Fact

HARTFORD LIFE INSURANCE COMPANY
      (Depositor)

*By:  Thomas M. Marra
      ------------------------------------------
      Thomas M. Marra, Executive Vice President*

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons and in the capacity and on the date indicated.

David T. Foy, Senior Vice President, Chief Financial
    Officer & Treasurer, Director*
Lynda Godkin, Senior Vice President,
    General Counsel & Corporate Secretary, Director*
Thomas M. Marra, Executive Vice                      *By: /s/ Marianne O'Doherty
    President, Director*                                  ----------------------
Lowndes A. Smith, President &                             Marianne O'Doherty
    Chief Executive Officer, Director*                    Attorney-In-Fact
Raymond P. Welnicki, Senior Vice President,
    Director*                                         Dated: February 29, 2000
Lizabeth H. Zlatkus, Senior Vice President,
     Director*
David M. Znamierowski, Senior Vice President
    and Chief Investment Officer, Director*

                                  EXHIBIT INDEX


(9) Opinion and Consent of Lynda Godkin, Senior Vice President, General Counsel and Corporate Secretary.

(10) Consent of Arthur Andersen LLP, Independent Public Accountants.